John Hunt
Direct Line: (617) 439-2194
Fax: (617) 310-9194
E-mail: jhunt@nutter.com

January 31, 2014
0111884-00003

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 8626
Washington, D.C. 20549
Attention:  Anu Dubey

Re:	Pear Tree Funds Amendment to Preliminary Information Statement on Schedule 14C
Ladies and Gentlemen:

We serve as counsel to Pear Tree Funds (the “Registrant”), a Massachusetts business trust and an investment company registered with the Commission under the Investment Company Act of 1940, as amended.  On January 15, 2014, you provided us with certain oral comments of the Staff of the Division of Investment Management to the Registrant’s Preliminary Information Statement on Schedule 14C (the “Preliminary Information Statement”) filed January 9, 2014.  As you are aware, the Preliminary Information Statement, when definitive, will serve as a Joint Information Statement to the shareholders of Pear Tree PanAgora Dynamic Emerging Markets Fund and Pear Tree PanAgora Risk Parity Emerging Markets Fund, each a separate series of the Registrant.   In this letter, we are responding to the Staff’s comments on behalf of the Registrant.

For your convenience, each Staff comment is presented below in italics, with the Registrant’s response immediately following in regular type.  Capitalized terms not otherwise defined in this letter have the meanings ascribed to them in the Preliminary Information Statement.

1. In the section “Information About PanAgora,” include the information about PanAgora’s directors required by Schedule 14A, Item 22(c)(2), which is incorporated into Schedule 14C pursuant to Item 1.

The Registrant has made this change as requested.

2. In the section “Approval of the New Agreements – The New Agreements,” please state whether the fee rates, including breakpoints, under the New Agreements are different or the same as the fee rates and breakpoints under the Prior Agreements.

The Registrant has made this change as requested.

3. In the section “Board Considerations,” the Staff believes that the statements describing the Trustees’ considerations are conclusory, and thus inconsistent with Instruction 1 to Schedule 14A, Item 22(c)(11), which is incorporated into Schedule 14C pursuant to Item 1.  Please revise the description of the Trustees’ considerations accordingly.

Without necessarily agreeing with the Staff’s opinion regarding the consistency of the description of the Trustee’s considerations with the requirements in Instruction 1, as reflected in the Staff’s comment, the Registrant has revised “Board Considerations.”

4. In the section “Board Considerations-Fees, Expenses and Performance,” please clarify in the second sentence of the first paragraph whether the Board considered not only the sub-advisory fees but also the breakpoints.

The Registrant has made this change as requested.

5. In the section “Board Considerations-Economies of Scale,” please clarify what is meant by the second sentence, especially the relationship between the breakpoints and a fee waiver.

The Registrant has made this change as requested.

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Please call me at (617) 439-2194 if you have any question relating to the Preliminary Information Statement or this letter.

Very truly yours,

/s/ John Hunt

 John Hunt

JH:hex
Cc:           Kelly J. Lavari

Nutter McClennen & Fish LLP  ■  Attorneys at Law

SeaportWest  ■  155 Seaport Blvd.  ■  Boston, MA 02210-2604  ■  617-439-2000  ■  Fax: 617-310-9000  ■  www.nutter.com